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                              CONSULTING AGREEMENT
                                   TERM SHEET



Parties: Key Energy Group, Inc. ("Key"), Midland Acquisition Corp. ("Midland") and Michael E. Little

Consulting Services:         In connection with the Agreement and Plan of
                             Merger by and among Key, Midland and Dawson
                             Production Services, Inc., Mr. Little will provide consulting services to Key and Midland (and the Surviving Corporation in the Merger) to the extent reasonably requested with proper Notice
                             ___________ less than 40 hours per month.

Term:                        3 years

Consulting Fees:             $250,000 per year paid on a monthly basis (net of
                             withholding taxes) and normal accruing expenses in the normal course of business.

Non-Compete Provision:       During the term of this Agreement, Mr. Little
                             shall not, in the Continental United States, directly or indirectly engage in the following businesses: (i) workover rig services, including completion of new wells, maintenance and recompletion of existing wells (including horizontal recompletions) and plugging and abandonment of wells at the end of their useful lives; (ii) liquid services, including vacuum truck services, frac tank rental and salt water injection; and/or (iii) production services, including well test analysis, pipe testing, slickline wireline services and fishing and rental tool services. Additionally, Mr. Little shall not own an interest in any company that is not publicly traded and engages in the foregoing businesses except that he may own or invest in a Company that engages in, and he may himself engage in, the fishing and rental tools services business operating only in that portion of the state of Texas bounded by Interstate Highway 10 on the south and Interstate 37 on the west.

Definitive Agreement:        The definitive agreement shall contain usual and
                             customary terms, including terms relating to the confidentiality of information and the non-solicitation of employees.